UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of
1934

(Amendment No. 3)

ARQIT QUANTUM INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G0567U101

(CUSIP Number)

D2BW Limited

c/o Arqit Limited

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom
+44 203 91 70155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0567U101
1.	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only)
D2BW Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of	7.	Sole Voting Power
Shares		0
Beneficially	8.	Shared Voting Power
Owned by		31,564,030
Each	9.	Sole Dispositive Power
Reporting		0
Person With	10.	Shared Dispositive Power
		31,564,030

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,564,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
18.9% (based upon 166,602,394 ordinary shares issued and outstanding as of April 12, 2024, as publicly reported by the Issuer in a Prospectus Supplement to its Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission).
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. G0567U101
1.	Name of Reporting Person
David Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of	7.	Sole Voting Power
Shares		12,153,491
Beneficially	8.	Shared Voting Power
Owned by		32,564,030
Each	9.	Sole Dispositive Power
Reporting		12,153,491
Person With	10.	Shared Dispositive Power
		32,564,030

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
44,717,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
26.8% (based upon 166,602,394 ordinary shares issued and outstanding as of April 12, 2024, as publicly reported by the Issuer in a Prospectus Supplement to its Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission).
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. G0567U101
1.	Name of Reporting Person
David Bestwick
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of	7.	Sole Voting Power
Shares		6,074,699
Beneficially	8.	Shared Voting Power
Owned by		32,564,030
Each	9.	Sole Dispositive Power
Reporting		6,074,699
Person With	10.	Shared Dispositive Power
		32,564,030

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
38,638,729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
23.2% (based upon 166,602,394 ordinary shares issued and outstanding as of April 12, 2024, as publicly reported by the Issuer in a Prospectus Supplement to its Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission).
14.	Type of Reporting Person (See Instructions)
IN

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D (as defined below) is hereby amended and restated as follows:

This Amendment No. 3 (the “Amendment”) to the Schedule 13D (the “Schedule 13D”) initially filed on September 17, 2021, as amended, by D2BW Limited, David Williams and David Bestwick (collectively, the “Reporting Persons”) with respect to the ordinary shares, par value $0.0001, beneficially owned by the Reporting Persons, of Arqit Quantum Inc., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). This Schedule 13D reports 1) Mr. William’s and Mr. Bestwick’s acquisition of more than five percent of the Issuer’s total ordinary shares outstanding, as the result of the completion of the Issuer’s business combination with Centricus Acquisition Corp. on September 3, 2021 and the issuance of Earnout Shares (as defined below) on October 6, 2021, 2) additional ordinary shares issued to Mr. Williams and Mr. Bestwick upon the vesting of restricted share units, 3) Mr. Williams’s and Mr. Bestwick’s sale of 2,000,000 and 1,000,000 ordinary shares of the Issuer, respectively, in order to repay personal debt obligations with the proceeds as mandatory repayment dates fell due on personal debts incurred in support of the early stage development of the Issuer and 4) the entry by D2BW Limited into Non-Recourse Loan and Securities Pledge Agreements (the “Loan Agreements”) and a custody agreement (the “Custody Agreement”, and together with the Loan Agreements, the “Loan Documents”) with St. James Bank and Trust Company Limited (the “Lender”) on March 27 and 29, 2024 pursuant to which D2BW Limited agreed to pledge up to 16,200,000 of the Issuer’s shares that it owns as collateral for a loan, a portion of the proceeds of which were used by D2BW Limited to acquire an additional 1,241,379 shares from the Issuer on April 15, 2024.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

D2BW Limited is a private company limited by shares organized under the laws of England & Wales, and owned by Mr. Williams and Mr. Bestwick, with its principal business office address at Nova North, Floor 7, 11 Bressenden Place, London SW1E 5BY, United Kingdom. The principal business of D2BW Limited is purchasing, holding and selling securities for investment purposes. D2BW Limited owns 31,564,030 ordinary shares of the Issuer. The directors of D2BW Limited are Mr. Williams and Mr. Bestwick.

Mr. Williams and Mr. Bestwick are citizens of the United Kingdom, who have their principal business office address at Nova North, Floor 7, 11 Bressenden Place, London SW1E 5BY, United Kingdom. Mr. Williams is the Chairman and CEO of the Issuer, and Mr. Bestwick is the Chief Technology Officer of the Issuer. In addition to the 31,564,030 ordinary shares of the Issuer owned by D2BW Limited, and 1,000,000 ordinary shares owned by the Williams and Bestwick Foundation over which Mr. Williams and Mr. Bestwick hold voting power, Mr. Williams directly owns an additional 12,153,491 ordinary shares of the Issuer, and Mr. Bestwick directly owns an additional 6,074,699 ordinary shares of the Issuer.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On September 3, 2021, the Issuer completed its business combination with Centricus Acquisition Corp. pursuant to which Centricus Acquisition Corp. merged with and into the Issuer, with the Issuer as the surviving company, following which the Issuer acquired all of the outstanding share capital of Arqit Limited from the shareholders of Arqit Limited, including the Reporting Persons, in exchange for Arqit Quantum Inc. ordinary shares (the “Business Combination”), including the ordinary shares to which this Schedule 13D relates.

Pursuant to the terms of the Business Combination, if at any time during the three years following the closing of the Business Combination, the closing price of the Issuer’s ordinary shares during such period was equal to or exceeded $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days during a 30 consecutive trading day period (the “Earnout Condition”), the former shareholders of Arqit Limited were entitled to be issued a further 10,000,000 ordinary shares of the Issuer (the “Earnout Shares”). On October 5, 2021 the Earnout Condition was met, and therefore on October 6, 2021, the Earnout Shares were issued to the former shareholders of Arqit Limited, including the 5,464,905 ordinary shares issued to the Reporting Persons.

On March 27 and March 29, 2024 D2BW Limited entered into the Loan Documents with the Lender pursuant to which D2BW Limited agreed to pledge up to 16,200,000 of the Issuer’s shares that it owns as collateral to secure its obligations under the Loan Agreements.  As of April 15, 2024, D2BW Limited has borrowed an aggregate of $1.05 million under the Loan Agreements, which is secured by a pledge of 3,500,000 of the Issuer’s shares. Under the Loan Documents, D2BW Limited retains voting power over any pledged shares, and the Lender has agreed not to trade or sell any pledged shares unless an event of default occurs.  The loans mature on or about March 28, 2028, with D2BW Limited having the right of prepayment from March 28, 2026 in accordance with the terms of the Loan Agreements. Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require D2BW Limited to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged shares in accordance with the Loan Documents. The liability of D2BW Limited, however, is limited to the pledged shares, and the Lender has no right to any other assets of D2BW Limited under any circumstances.  A portion of the proceeds of the loans were used by D2BW Limited to acquire an additional 1,241,379 shares from the Issuer on April 15, 2024.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

To the extent applicable, the information in Item 3 is incorporated by reference herein.

Mr. Williams is the Chairman and CEO of the Issuer, and Mr. Bestwick is the Chief Technology Officer of the Issuer. The Reporting Persons may in the future engage in discussions with management, the board of the Issuer, other shareholders of the Issuer and other relevant parties regarding their investment in, and the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of, the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Other than as required by Items 4 or 6 of Schedule 13D, the Reporting Persons do not anticipate making any public disclosures in connection with its participation in routine transactions and activities of the Issuer, separate and apart from relevant public disclosures by the Issuer.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional ordinary shares or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)  As of the date hereof, each Reporting Person’s beneficial ownership is as follows (based upon 166,602,394 ordinary shares issued and outstanding as of April 12, 2024, as publicly reported by the Issuer in its Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission):

D2BW Limited			Ordinary Shares
(a)	Amount beneficially owned:		31,564,030
(b)	Percent of class:		18.9%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	31,564,030
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	31,564,030

David Williams (1)(2)			Ordinary Shares
(a)	Amount beneficially owned:		44,717,521
(b)	Percent of class:		26.8%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	12,153,491
	(ii)	Shared power to vote or to direct the vote	32,564,030
	(iii)	Sole power to dispose or to direct the disposition of	12,153,491
	(iv)	Shared power to dispose or to direct the disposition of	32,564,030

David Bestwick (1)(3)			Ordinary Shares
(a)	Amount beneficially owned:		38,638,729
(b)	Percent of class:		23.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	6,074,699
	(ii)	Shared power to vote or to direct the vote	32,564,030
	(iii)	Sole power to dispose or to direct the disposition of	6,074,699
	(iv)	Shared power to dispose or to direct the disposition of	32,564,030

(1)  Mr. Williams and Mr. Bestwick collectively own all of the outstanding share capital of D2BW Limited, and hold voting power over 1,000,000 shares owned by the Williams and Bestwick Foundation, and are therefore deemed beneficial owners of the ordinary shares of the Issuer directly held by D2BW Limited and the Williams and Bestwick Foundation.

(2) In addition to the 31,564,030 ordinary shares of the Issuer owned by D2BW Limited and 1,000,000 shares owned by the Williams and Bestwick Foundation, Mr. Williams directly owns an additional 12,153,491 ordinary shares of the Issuer.

(3) In addition to the 31,564,030 ordinary shares of the Issuer owned by D2BW Limited and 1,000,000 shares owned by the Williams and Bestwick Foundation, Mr. Bestwick directly owns an additional 6,074,699 ordinary shares of the Issuer.

Each Reporting Person disclaims beneficial ownership in the ordinary shares reported on this Schedule 13D except to the extent of the Reporting Person’s respective pecuniary interest therein.

(c)  Except as set forth in Item 3, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d)  No persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the disposition of the ordinary shares to which this Schedule 13D relates.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

To the extent applicable, the information in Items 3 and 4 is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of September 17, 2021, by and among the Reporting Persons (filed with the Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2024

D2BW Limited

By:

/s/ David Williams
Name: David Williams
Title: Director

DAVID WILLIAMS

/s/ David Williams

DAVID BESTWICK

/s/ David Bestwick